UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                               (Amendment No. 5)


                              PORTSMOUTH SQUARE, INC.
                           ------------------------------
                                  Name of Issuer

                      Common Stock, No Par Value Per Share
                     ---------------------------------------
                           Title of Class of Securities

                                   737212-10-0
                                   ------------
                                   CUSIP Number


                                 Michael G. Zybala
                            Vice President & Secretary
                                 820 Moraga Drive
                           Los Angeles, California 90049
                                  (310) 889-2500
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                   April 27, 2005
                                 ------------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP No. 737212-10-0                                            Page 2 of 6
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1.   Name of Reporting Person                     Tax Identification Number

     Santa Fe Financial Corporation                      95-2452529
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2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
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3.   SEC Use Only

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4.   Source of Funds

     WC
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Nevada
-----------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         505,437
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           505,437
                                          -----------------------------------
                                          10.  Shared Dispositive Power

-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     505,437 Shares of Common Stock
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     68.8%
-----------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
-----------------------------------------------------------------------------

CUSIP No. 737212-10-0                                            Page 3 of 6
-----------------------------------------------------------------------------
1.   Name of Reporting Person                     Tax Identification Number

     The InterGroup Corporation                         13-3293645
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
-----------------------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------------------
4.   Source of Funds

     WC
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
-----------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         57,600
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           57,600
                                          -----------------------------------
                                          10.  Shared Dispositive Power

-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     57,600 Shares of Common Stock
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     7.8%
-----------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
-----------------------------------------------------------------------------

                             AMENDMENT NO. 5
                             TO SCHEDULE 13D
                    OF SANTA FE FINANCIAL CORPORATION
                      AND THE INTERGROUP CORPORATION
                   REGARDING OWNERSHIP OF SECURITIES OF
                         PORTSMOUTH SQUARE, INC.


          This Amendment No. 5 to Schedule 13D is being filed by Santa Fe Financial Corporation, a Nevada corporation ("Santa Fe"), and Santa Fe's parent company, The InterGroup Corporation, a Delaware corporation ("InterGroup") to update information previously furnished.

         The following Items of this Schedule 13D are amended.


Item 1.   Security of Issuer
          ------------------

          This Amendment reflects additional purchases of the Common Stock, no par value (the "Common Stock") of Portsmouth Square, Inc., a California corporation ("Portsmouth" or the "Issuer") by InterGroup.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          InterGroup used working capital to purchase the additional shares of Common Stock in Portsmouth.

Item 4.   Purposes of Transactions.
          ------------------------

          On April 27, 2005 and April 29, 2005, InterGroup purchased additional shares of the Common Stock of Portsmouth in open market transactions. Santa Fe and InterGroup have purchased their shares of Common Stock for investment purposes. Santa Fe and InterGroup may make additional purchases of Common Stock in the open market transactions, primarily in block purchases, or in private transactions, to increase their equity interest in Portsmouth.

          Portsmouth is a 68.8%-owned subsidiary of Santa Fe, which has had ownership, voting and management control of Portsmouth since 1987. Santa Fe is a subsidiary of InterGroup, which controls 75.5% of the voting shares of Santa Fe. InterGroup presently owns an additional 7.8% of the Common Stock of Portsmouth. All of Santa Fe's directors also serve as directors of InterGroup. Three of Portsmouth's five directors serve as directors of Santa Fe and four of those five directors are also directors of InterGroup. John V. Winfield serves as Chairman of the Board and President of InterGroup, Santa Fe and Portsmouth.

          Except as discussed above, Santa Fe and InterGroup do not have any other plans or proposals at this time which relate to or would result in the events set forth in this Item 4.

Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------

          (a) As of April 29, 2005, Santa Fe beneficially owns 505,437 shares of the Common Stock of Portsmouth. Those shares represent approximately 68.8% of the outstanding Common Stock of Portsmouth. As of April 29, 2005, InterGroup owns 57,600 shares of the Common Stock of Portsmouth, representing approximately 7.8% of the outstanding Common Stock. To the extent that InterGroup may be deemed to beneficially own, for purposes of Section 13(d), the Common Stock of Portsmouth owned by Santa Fe, InterGroup would beneficially own approximately 76.6% of the Common Stock of Portsmouth.

          The above percentages were determined based on Portsmouth's representation that it had 734,183 shares of Common Stock outstanding as of January 12, 2005.

          (b) Santa Fe and InterGroup have the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of, the shares of Common Stock beneficially owned by each of them, respectively. Since all of Santa Fe's directors are also directors of InterGroup, it is expected that all shares of Common Stock held by Santa Fe and InterGroup would be voted in the same way; however, there is no requirement or agreement that those shares be voted in that manner.

          (c) Information with respect to transactions in the Common Stock that were effected during the past sixty (60) days is set forth below:

                         Number of     Price per            Nature of
  Entity       Date       Shares         Share             Transaction
----------    -------    ---------     ---------       --------------------
InterGroup    4/29/05      3,300        $34.10         Open Market Purchase
InterGroup    4/27/05     35,200        $32.0014       Open Market Purchase
InterGroup    3/30/05      4,400        $28.05         Open Market Purchase


          (d) No person other than Santa Fe and InterGroup, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each of them, respectively.

          (e)  Inapplicable.


Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer
         -------------------------------------------------------------------

         None.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         None.

                               SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 29, 2005                      SANTA FE FINANCIAL CORPORATION
        --------------
                                        By: /s/ Michael G. Zybala
                                            ---------------------------------
                                            Michael G. Zybala, Vice President,
                                            Secretary and General Counsel



Dated:  April 29, 2005                      THE INTERGROUP CORPORATION
        --------------
                                       By:  /s/ Michael G. Zybala
                                            ---------------------------------
                                            Michael G. Zybala, Assistant
                                            Secretary and Counsel